 Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended December 31, 2023 compared to the three-month period ended December 31, 2022

During the three-month periods ended December 31, 2023 and 2022, we had an average of 111.6 and 114.7 vessels, respectively, in our owned fleet. In addition, during the three-month period ended December 31, 2023, through our dry bulk operating platform Costamare Bulkers Inc. (“CBI”), we chartered-in an average of 63.3 third-party dry bulk vessels. As of February 6, 2024, CBI has chartered-in 51 dry bulk vessels on period charters.

During the three-month period ended December 31, 2023, we sold the dry bulk vessels Peace, Pride and Cetus with an aggregate DWT of 143,941 and the container vessel Oakland with a TEU capacity of 4,890.

Furthermore, during the three-month period ended December 31, 2023, we acquired the 51% equity interest of York Capital of the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.

Up to December 31, 2023, we have invested in Neptune Maritime Leasing Limited (“NML”) the amount of $119.6 million. During the three-month period ended December 31, 2023, NML is included in our consolidated financial statements.

In the three-month periods ended December 31, 2023 and 2022, our fleet ownership days totaled 10,267 and 10,552 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

	Three-month period ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2022	2023	Change	Percentage change

Voyage revenue	$265.4	$490.5	$225.1	84.8%
Income from investments in leaseback vessels	—	4.3	4.3	n.m.
Voyage expenses	(15.1)	(90.0)	74.9	n.m.
Charter-in hire expenses	—	(166.3)	166.3	n.m.
Voyage expenses – related parties	(3.7)	(3.7)	—	n.m.
Vessels’ operating expenses	(70.9)	(64.0)	(6.9)	(9.7%)
General and administrative expenses	(3.1)	(3.9)	0.8	25.8%
Management and agency fees – related parties	(13.9)	(12.3)	(1.6)	(11.5%)
General and administrative expenses - non-cash component	(1.4)	(1.5)	0.1	7.1%
Amortization of dry-docking and special survey costs	(4.0)	(5.3)	1.3	32.5%
Depreciation	(41.7)	(41.8)	0.1	0.2%
Gain / (loss) on sale of vessels, net	105.1	(1.0)	(106.1)	n.m.
Loss on vessels held for sale	—	(2.3)	2.3	n.m.
Vessels’ impairment loss	(1.7)	(0.2)	(1.5)	(88.2%)
Foreign exchange gains	2.7	3.9	1.2	44.4%
Interest income	4.9	6.9	2.0	40.8%
Interest and finance costs	(35.8)	(34.4)	(1.4)	(3.9%)
Income from equity method investments	0.7	0.1	(0.6)	(85.7%)
Other	1.4	1.2	(0.2)	(14.3%)
Gain on derivative instruments, net	5.3	24.5	19.2	n.m.
Net Income	$194.2	$104.7

1

	Three-month period ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2022	2023	Change	Percentage change

Voyage revenue	$265.4	$490.5	$225.1	84.8%
Accrued charter revenue	(3.4)	(1.2)	2.2	64.7%
Amortization of time-charter assumed	0.1	(0.1)	(0.2)	n.m.
Voyage revenue adjusted on a cash basis (1)	$262.1	$489.2	$227.1	86.6%

Vessels’ operational data	Three-month period ended December 31,
	2022	2023	Change	Percentage change

Average number of vessels	114.7	111.6	(3.1)	(2.7%)
Ownership days	10,552	10,267	(285)	(2.7%)
Number of vessels under dry-docking and special survey	7	7	—

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 84.8%, or $225.1 million, to $490.5 million during the three-month period ended December 31, 2023, from $265.4 million during the three-month period ended December 31, 2022. The increase is mainly attributable to (i) revenue earned by CBI, which has been fully operational since the first quarter of 2023 and (ii) increased charter rates in certain of our container vessels; partly off-set by decreased charter rates in certain of our dry bulk vessels and by revenue not earned by six container vessels and six dry bulk vessels that were sold during the fourth quarter of 2022 and the year ended December 31, 2023.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 86.6%, or $227.1 million, to $489.2 million during the three-month period ended December 31, 2023, from $262.1 million during the three-month period ended December 31, 2022. Accrued charter revenue for the three-month periods ended December 31, 2023 and 2022 was a negative amount of $1.2 million and a negative amount of $3.4 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $4.3 million for the three-month period ended December 31, 2023. Income from investments in leaseback vessels was earned from NML’s operations during the fourth quarter of 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $90.0 million and $15.1 million for the three-month periods ended December 31, 2023 and 2022, respectively. Voyage expenses increased, period over period, mainly due to the operations of CBI which has been fully operational since the first quarter of 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $166.3 million and nil for the three-month periods ended December 31, 2023 and 2022, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.7 million each of the three-month periods ended December 31, 2023 and 2022. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.4 million, in the aggregate, for the three-month periods ended December 31, 2023 and 2022, respectively.

2

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $64.0 million and $70.9 million during the three-month periods ended December 31, 2023 and 2022, respectively. Daily vessels’ operating expenses were $6,231 and $6,719 for the three-month periods ended December 31, 2023 and 2022, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.9 million and $3.1 million during the three-month periods ended December 31, 2023 and 2022, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related managers were $11.7 million and $11.1 million during the three-month periods ended December 31, 2023 and 2022, respectively. Furthermore, during the three-month period ended December 31, 2023 and 2022, agency fees of $0.6 million and $2.8 million, respectively, were charged by our related agency companies, respectively, in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended December 31, 2023 amounted to $1.5 million, representing the value of the shares issued to a related service provider on December 29, 2023. General and administrative expenses - non-cash component for the three-month period ended December 31, 2022 amounted to $1.4 million, representing the value of the shares issued to a related service provider on December 30, 2022.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.3 million and $4.0 million during the three-month periods ended December 31, 2023 and 2022, respectively. During the three-month period ended December 31, 2023, five vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey. During the three-month period ended December 31, 2022, two vessels underwent and completed their dry-docking and special survey and five vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended December 31, 2023 and 2022 was $41.8 million and $41.7 million, respectively.

Gain / (Loss) on Sale of Vessels, net

During the three-month period ended December 31, 2023, we recorded a net loss of $1.0 million from the sale of the dry bulk vessels Peace, Pride and Cetus and the sale of the container vessel Oakland, which was classified as a vessel held for sale as of September 30, 2023. During the three-month period ended December 31, 2022, we recorded a gain of $105.1 million from the sale of the container vessels Sealand Michigan, Sealand Illinois and York, each of which was classified as a vessel held for sale as of September 30, 2022 (initially classified as vessels held for sale as of December 31, 2021).

Vessels Held for Sale

During the three-month period ended December 31, 2023, we recorded a loss on vessels held for sale of $2.3 million representing the expected loss from the sale of the dry bulk vessels Konstantinos and Progress during the next twelve-month period. Furthermore, during the three-month period ended December 31, 2023, the dry bulk vessels Manzanillo and Adventure were each classified as a vessel held for sale but no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value. As of December 31, 2022, the container vessels Sealand Washington and Maersk Kalamata (each of which was initially classified as a vessel held for sale during the first quarter of 2022) continued to be classified as vessels held for sale. No loss on vessels held for sale was recorded during the fourth quarter of 2022, since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

3

Vessels’ Impairment Loss

During the three-month period ended December 31, 2023, we recorded an impairment loss in relation to one of our dry bulk vessels in the amount of $0.2 million. During the three-month period ended December 31, 2022, we recorded an impairment loss in relation to four of our dry bulk vessels in the amount of $1.7 million, in the aggregate.

Interest Income

Interest income amounted to $6.9 million and $4.9 million for the three-month periods ended December 31, 2023 and 2022, respectively.

Interest and Finance Costs

Interest and finance costs were $34.4 million and $35.8 million during the three-month periods ended December 31, 2023 and 2022, respectively. The decrease is mainly attributable to the decreased interest expense due to lower average loan balance during the three-month period ended December 31, 2023 compared to the three-month period ended December 31, 2022.

Income from Equity Method Investments

Income from equity method investments for the three-month periods ended December 31, 2023 and 2022 was $0.1 million and $0.7 million, respectively, representing our share of the gain in jointly owned companies set up pursuant to the Framework Deed. During the three-month period ended December 31, 2023 we acquired the 51% equity interest of York Capital of the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel. As of December 31, 2023 and 2022 two and five companies, respectively, were jointly owned pursuant to the Framework Deed out of which nil and four companies, respectively, owned container vessels.

Gain on Derivative Instruments, net

As of December 31, 2023, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of December 31, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $47.7 million. During the three-month period ended December 31, 2023, a net loss of $23.3 million has been included in OCI and a net gain of $24.5 million has been included in Gain on Derivative Instruments, net.

Cash Flows

Three-month periods ended December 31, 2023 and 2022

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2022	2023
Net Cash Provided by Operating Activities	$124.4	$152.9
Net Cash Provided by / (Used in) Investing Activities	$81.9	$(33.3)
Net Cash Used in Financing Activities	$(110.6)	$(101.0)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2023, increased by $28.5 million to $152.9 million, from $124.4 million for the three-month period ended December 31, 2022. The increase is mainly attributable to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the decreased payments for interest (including interest derivatives net receipts) during the three-month period ended December 31, 2023 compared to the three-month period ended December 31, 2022 and to the decreased dry-docking and special survey costs during the three-month period ended December 31, 2023 compared to the three-month period ended December 31, 2022; partly offset by the decreased net cash from operations during the three-month period ended December 31, 2023 compared to the three-month period ended December 31, 2022.

4

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $33.3 million in the three-month period ended December 31, 2023, which mainly consisted of (i) an advance payment for the acquisition of the secondhand dry bulk vessel Iron Miracle (tbr. Miracle), (ii) payments for upgrades for certain of our container and dry bulk vessels, (iii) payments for net investments into which NML entered and (iv) payments for the purchase of short-term investments in US Treasury Bills; partly offset by the proceeds we received from the sale of one container vessel and three dry bulk vessels.

Net cash provided by investing activities was $81.9 million in the three-month period ended December 31, 2022, which mainly consisted of proceeds we received from (i) the sale of three container vessels and (ii) the maturity of part of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills and payments for upgrades for certain of our container and dry bulk vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $101.0 million in the three-month period ended December 31, 2023, which mainly consisted of (a) $88.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $12 million we received from one debt financing agreement), (b) $9.3 million we paid for dividends to holders of our common stock for the third quarter of 2023 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from July 15, 2023 to October 14, 2023.

Net cash used in financing activities was $110.6 million in the three-month period ended December 31, 2022, which mainly consisted of (a) $95.3 million net payments relating to our debt financing agreements (including proceeds of $197.9 million we received from three of our debt financing agreements), (b) $10.0 million we paid for dividends to holders of our common stock for the third quarter of 2022 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from July 15, 2022 to October 14, 2022.

5

Results of Operations

Year ended December 31, 2023 compared to the year ended December 31, 2022

During the year ended December 31, 2023 and 2022, we had an average of 111.4 and 116.7 vessels, respectively, in our owned fleet. In addition, during the year ended December 31, 2023, through CBI we chartered-in an average of 43.1 third-party dry bulk vessels. As of February 6, 2024, CBI has chartered-in 51 dry bulk vessels on period charters.

During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel and (iii) we acquired the 51% equity interest of York Capital of the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.

In addition, during the year ended December 31, 2023, we acquired the secondhand dry bulk vessels Enna, Dorado and Arya with an aggregate DWT of 417,241 and we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182 and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus with an aggregate DWT of 248,655.

During the year ended December 31, 2022, we acquired (i) the secondhand container vessel Dyros with a TEU capacity of 4,578 and (ii) the secondhand dry bulk vessels Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, in the year ended December 31, 2022, we sold the container vessels Messini, Sealand Michigan, Sealand Illinois and York with an aggregate TEU capacity of 22,402, and the dry bulk vessel Thunder, with DWT of 57,334.

Up to December 31, 2023, we have invested in NML the amount of $119.6 million. NML is included in our consolidated financial statements.

In the years ended December 31, 2023 and 2022, our fleet ownership days totaled 40,652 and 42,595 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2022	2023	Change	Percentage change

Voyage revenue	$1,113.9	$1,502.5	$388.6	34.9%
Income from investments in lease back vessels	—	8.9	8.9	n.m.
Voyage expenses	(49.1)	(275.9)	226.8	n.m.
Charter-in hire expenses	—	(340.9)	340.9	n.m.
Voyage expenses – related parties	(15.4)	(14.0)	(1.4)	(9.1%)
Vessels’ operating expenses	(269.2)	(258.1)	(11.1)	(4.1%)
General and administrative expenses	(12.4)	(18.4)	6.0	48.4%
Management and agency fees – related parties	(46.7)	(56.3)	9.6	20.6%
General and administrative expenses – non-cash component	(7.1)	(5.8)	(1.3)	(18.3%)
Amortization of dry-docking and special survey costs	(13.5)	(19.8)	6.3	46.7%
Depreciation	(166.0)	(166.3)	0.3	0.2%
Gain on sale of vessels, net	126.3	112.2	(14.1)	(11.2%)
Loss on vessels held for sale	—	(2.3)	2.3	n.m.
Vessels’ impairment loss	(1.7)	(0.4)	(1.3)	(76.5%)
Foreign exchange gains	3.2	2.6	(0.6)	(18.8%)
Interest income	5.9	32.4	26.5	n.m.
Interest and finance costs	(122.2)	(144.4)	22.2	18.2%
Income from equity method investments	2.3	0.8	(1.5)	(65.2%)
Other	3.7	6.9	3.2	86.5%
Gain on derivative instruments, net	2.7	17.3	14.6	n.m.
Net Income	$554.7	$381.0

6

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2022	2023	Change	Percentage change

Voyage revenue	$1,113.9	$1,502.5	$388.6	34.9%
Accrued charter revenue	(2.6)	3.3	5.9	n.m.
Amortization of time-charter assumed	0.2	(0.2)	(0.4)	n.m.
Voyage revenue adjusted on a cash basis (1)	$1,111.5	$1,505.6	$394.1	35.5%

Vessels’ operational data	Year ended December 31,
	2022	2023	Change	Percentage change

Average number of vessels	116.7	111.4	(5.3)	(4.5%)
Ownership days	42,595	40,652	(1,943)	(4.6%)
Number of vessels under dry-docking and special survey	23	25	2

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 34.9%, or $388.6 million, to $1,502.5 million during the year ended December 31, 2023, from $1,113.9 million during the year ended December 31, 2022. The increase is mainly attributable to (i) revenue earned by CBI, which has been fully operational since the first quarter of 2023 and (ii) increased charter rates in certain of our container vessels; partly off-set by decreased charter rates in certain of our dry bulk vessels and by revenue not earned by seven container vessels and seven dry bulk vessels sold during 2022 and 2023.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 35.5%, or $394.1 million, to $1,505.6 million during the year ended December 31, 2023, from $1,111.5 million during the year ended December 31, 2022. Accrued charter revenue for the years ended December 31, 2023 and 2022 was a positive amount of $3.3 million and a negative amount of $2.6 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $8.9 million for the year ended December 31, 2023. Income from investments in leaseback vessels was earned from NML’s operations since the second quarter of 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $275.9 million and $49.1 million for the years ended December 31, 2023 and 2022, respectively. Voyage expenses increased, period over period, mainly due to the operations of CBI which was fully operational during the year ended December 31, 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $340.9 million and nil for the years ended December 31, 2023 and 2022, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

7

Voyage Expenses – related parties

Voyage expenses – related parties were $14.0 million and $15.4 million for the years ended December 31, 2023 and 2022, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.4 million and $1.5 million, in the aggregate, for the years ended December 31, 2023 and 2022, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $258.1 million and $269.2 million during the years ended December 31, 2023 and 2022, respectively. Daily vessels’ operating expenses were $6,349 and $6,321 for the years ended December 31, 2023 and 2022, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $18.4 million and $12.4 million during the years ended December 31, 2023 and 2022, respectively, and include amounts of $2.7 million and $2.7 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related managers were $44.6 million and $43.9 million during the years ended December 31, 2023 and 2022, respectively. Furthermore, during the years ended December 31, 2023 and 2022, agency fees of $11.7 million and $2.8 million, respectively, were charged by related agency companies, respectively, in connection with the operations of CBI.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the year ended December 31, 2023 amounted to $5.8 million, representing the value of the shares issued to a related service provider on March 30, 2023, June 30, 2023, September 29, 2023 and December 29, 2023. General and administrative expenses – non-cash component for the year ended December 31, 2022 amounted to $7.1 million, representing the value of the shares issued to a related service provider on March 30, 2022, on June 30, 2022, on September 30, 2022 and on December 30, 2022.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $19.8 million and $13.5 million during the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, 23 vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey. During the year ended December 31, 2022, 18 vessels underwent and completed their dry-docking and special survey and five vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the years ended December 31, 2023 and 2022 was $166.3 million and $166.0 million, respectively.

Gain on Sale of Vessels, net

During the year ended December 31, 2023, we recorded an aggregate net gain of $112.2 million from (i) the sale of the container vessel Oakland, which was classified as a vessel held for sale as of September 30, 2023, (ii) the sale of the container vessels Maersk Kalamata and Sealand Washington, each of which was classified as a vessel held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022), (iii) the sale of the dry bulk vessel Taibo, which was classified as a vessel held for sale as of March 31, 2023, (iv) the sale of the dry bulk vessels Peace, Pride, Cetus, Miner and Comity and (v) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in Sale type lease (Vessels)”. During the year ended December 31, 2022, we recorded an aggregate gain of $126.3 million from the sale of the container vessels Messini, Sealand Michigan, Sealand Illinois and York (vessels each classified as held for sale during the fourth quarter of 2021) and the dry bulk vessel Thunder (a vessel classified as held for sale during the first quarter of 2022).

8

Vessels Held for Sale

During the year ended December 31, 2023, we recorded a loss on vessels held for sale of $2.3 million, representing the expected loss from the sale of the dry bulk vessels Konstantinos and Progress during the next twelve-month period. Furthermore, during the year ended December 31, 2023, the dry bulk vessels Manzanillo and Adventure were classified as vessels held for sale but no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value. During the year ended December 31, 2022, the container vessels Sealand Washington and Maersk Kalamata were classified as vessels held for sale. No loss on vessels held for sale was recorded during the year ended December 31, 2022, since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

Vessels’ Impairment Loss

During the year ended December 31, 2023, we recorded an impairment loss in relation to two of our dry bulk vessels in the amount of $0.4 million in the aggregate. During the year ended December 31, 2022, we recorded an impairment loss in relation to four of our dry bulk vessels in the amount of $1.7 million, in the aggregate.

Interest Income

Interest income amounted to $32.4 million and $5.9 million for the years ended December 31, 2023 and 2022, respectively.

Interest and Finance Costs

Interest and finance costs were $144.4 million and $122.2 million during the years ended December 31, 2023 and 2022, respectively. The increase is mainly attributable to the increased interest expense due to increased financing costs during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Income from Equity Method Investments

Income from equity method investments for the years ended December 31, 2023 and 2022 was $0.8 million and $2.3 million, respectively, representing our share of the income in jointly owned companies set up pursuant to the Framework Deed. During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as result we acquired the 100% equity interest in the vessel and (iii) acquired the 51% equity interest of York Capital of the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel. As of December 31, 2023 and 2022, two and five companies, respectively, were jointly owned pursuant to the Framework Deed out of which nil and four companies, respectively, owned container vessels.

Gain on Derivative Instruments, net

As of December 31, 2023, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of December 31, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $47.7 million. During the year ended December 31, 2023, a net loss of $25.0 million has been included in OCI and a gain of $17.3 million has been included in Gain on Derivative Instruments, net.

Cash Flows

Years ended December 31, 2023 and 2022

Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2022	2023
Net Cash Provided by Operating Activities	$581.6	$331.4
Net Cash Provided by Investing Activities	$42.5	$79.1
Net Cash Used in Financing Activities	$(166.1)	$(396.8)

9

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2023, decreased by $250.2 million to $331.4 million, from $581.6 million for the year ended December 31, 2022. The decrease is mainly attributable to the decreased net cash from operations, to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the increased payments for interest (including interest derivatives net receipts) during the year ended December 31, 2023 compared to the year ended December 31, 2022 and to the increased dry-docking and special survey costs during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $79.1 million in the year ended December 31, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington, Maersk Kalamata and Oakland and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus and (ii) the maturity of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our container and dry bulk vessels, payments for the acquisition of the secondhand dry bulk vessels Enna, Dorado and Arya, an advance payment for the acquisition of the secondhand dry bulk vessel Iron Miracle (tbr. Miracle) and payments for net investments into which NML entered.

Net cash provided by investing activities was $42.5 million in the year ended December 31, 2022, which mainly consisted of proceeds we received from (i) the sale of four container vessels and one dry bulk vessel and (ii) the maturity of part of our short-term investments in US Treasury Bills; partly off-set by (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payments for the purchase of short-term investments in US Treasury Bills and (iv) payments for upgrades for certain of our container and dry bulk vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $396.8 million in the year ended December 31, 2023, which mainly consisted of (a) $256.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $576.2 million we received from eight debt financing agreements), (b) $60.0 million we paid for the re-purchase of 6.3 million of our common shares, (c) $39.1 million we paid for dividends to holders of our common stock for the fourth quarter of 2022, the first quarter of 2023, the second quarter of 2023 and the third quarter of 2023 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2022 to January 14, 2023, January 15, 2023 to April 14, 2023, April 15, 2023 to July 14, 2023 and July 15, 2023 to October 14, 2023.

Net cash used in financing activities was $166.1 million in the year ended December 31, 2022, which mainly consisted of (a) $30.0 million net proceeds relating to our debt financing agreements (including proceeds of $1,014.3 million we received from our debt financing agreements), (b) $60.1 million we paid for the re-purchase of 4.7 million of our common shares, (c) $88.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2021, the first quarter of 2022, the second quarter of 2022 and the third quarter of 2022 (including a special dividend paid to holders of our common stock of $46.7 million for the first quarter of 2022) and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2021 to January 14, 2022, January 15, 2022 to April 14, 2022, April 15, 2022 to July 14, 2022 and July 15, 2022 to October 14, 2022.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of December 31, 2023, we had Cash and cash equivalents (including restricted cash) of $825.2 million, $17.5 million invested in short-dated US Treasury Bills (short-term investments) and $13.7 million margin deposits in relation to our FFAs and bunker swaps. Furthermore, as of December 31, 2023, our liquidity stood at approximately $989 million including (a) our share of cash amounting to $0.4 million held in joint venture companies set up pursuant to the Framework Deed and (b) $132.2 million of available undrawn funds from two hunting license facilities.

10

Debt-free vessels

As of February 6, 2024, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU / DWT Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ARKADIA	2001	1,550
Dry Bulk Vessels
KONSTANTINOS	2012	32,178

Conference Call details:

On February 7, 2024 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until February 14, 2024. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 3254175.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 50 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 41 dry bulk vessels with a total capacity of approximately 2,719,000 DWT (including four vessels that we have agreed to sell and one vessel we have agreed to acquire). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

11

Containership Fleet List

The table below provides additional information, as of February 6, 2024, about our fleet of containerships and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(i)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(i)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	(*)	April 2026
19	COSCO HELLAS	COSCO	2006	9,469	(*)	July 2026
20	BEIJING	COSCO	2006	9,469	39,600/(*)	June 2026(4)
21	MSC AZOV	MSC	2014	9,403	35,300	December 2026
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	35,300	February 2027
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026
25	MSC ATHOS	MSC	2013	8,827	35,300	February 2026
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(6)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(7)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(8)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(9)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(10)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(11)
32	KLEVEN	MSC	1996	8,044	41,500	November 2026
33	KOTKA	MSC	1996	8,044	41,500	December 2026
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	MSC	1996	7,403	41,500	July 2026
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	ZIM VIETNAM	ZIM	2003	6,644	53,000	October 2025
40	ZIM AMERICA	ZIM	2003	6,644	53,000	October 2025
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(12)

12

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
47	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(12)
48	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(13)
49	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(13)
50	GIALOVA	ZIM	2009	4,578	25,500	April 2024
51	DYROS	Maersk	2008	4,578	22,750	February 2025(14)
52	NORFOLK	(*)	2009	4,259	(*)	March 2025
53	VULPECULA	ZIM	2010	4,258	43,250 (on average)	May 2028(15)
54	VOLANS	Hapag Lloyd	2010	4,258	21,750	June 2024
55	VIRGO	Maersk	2009	4,258	30,200	March 2025(16)
56	VELA	ZIM	2009	4,258	43,250 (on average)	April 2028(17)
57	ANDROUSA	(*)	2010	4,256	(*)	May 2024
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL (i)	Maersk	2018	3,800	19,700	January 2025(18)
61	LAKONIA	COSCO	2004	2,586	26,500	March 2025
62	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	May 2024
63	ETOILE	(*)	2005	2,556	(*)	June 2026
64	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
65	ARKADIA	Swire Shipping	2001	1,550	14,250	March 2024
66	MICHIGAN	(*)	2008	1,300	(*)	October 2025
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(19)
68	LUEBECK	MSC/(*)	2001	1,078	15,000/(*)	April 2026(20)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	Beijing will earn a daily rate of $39,600 until March 1, 2024. From the aforementioned date until the expiry of the charter, the vessel will earn an undisclosed rate.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(7)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(8)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(9)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(10)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(11)	Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(12)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(13)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.

13

(14)	The daily charter rate of $22,750 will be earned by Dyros until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $17,500.
(15)	Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(16)	The daily charter rate of $30,200 will be earned by Virgo until February 19, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $21,500.
(17)	Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(18)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(19)	Trader is currently chartered at an undisclosed rate until October 1, 2024, at the earliest. Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(20)	Luebeck is currently chartered to MSC at a daily rate of $15,000 until April 2024, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels subject to a sale and leaseback transaction.

(*)    Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

14

Dry Bulk Vessel Fleet List

The tables below provide information, as of February 6, 2024 about our fleet of dry bulk vessels, including the four vessels that we have agreed to sell and one vessel we have agreed to acquire.

	Vessel Name	Year Built	Capacity (DWT)
1	IRON MIRACLE (tbr. MIRACLE)(i)	2011	180,643
2	DORADO	2011	179,842
3	ENNA	2011	175,975
4	AEOLIAN	2012	83,478
5	GRENETA	2010	82,166
6	HYDRUS	2011	81,601
7	PHOENIX	2012	81,569
8	BUILDER	2012	81,541
9	FARMER	2012	81,541
10	SAUVAN	2010	79,700
11	ROSE	2008	76,619
12	MERCHIA	2015	63,800
13	SEABIRD	2016	63,553
14	DAWN	2018	63,530
15	ORION	2015	63,473
16	DAMON	2012	63,227
17	ARYA	2013	61,424
18	TITAN I	2009	58,090
19	ERACLE	2012	58,018
20	PYTHIAS	2010	58,018
21	NORMA	2010	58,018
22	ORACLE	2009	57,970
23	CURACAO	2011	57,937
24	URUGUAY	2011	57,937
25	ATHENA	2012	57,809
26	SERENA	2010	57,266
27	LIBRA	2010	56,729
28	PEGASUS	2011	56,726
29	MERIDA(ii)	2012	56,670
30	CLARA	2008	56,557
31	BERMONDI	2009	55,469
32	VERITY	2012	37,163
33	PARITY	2012	37,152
34	ACUITY	2011	37,149
35	EQUITY	2013	37,071
36	DISCOVERY	2012	37,019
37	BERNIS	2011	34,627
38	ADVENTURE(ii)	2011	33,755
39	ALLIANCE(ii)	2012	33,751
40	KONSTANTINOS(ii)	2012	32,178
41	RESOURCE	2010	31,776

(i) Denotes vessel that we have agreed to acquire.

(ii) Denotes vessels that we have agreed to sell.

15

Consolidated Statements of Income

	Years ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2022	2023	2022	2023

	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$1,113,859	$1,502,491	$265,431	$490,523
Income from investments in leaseback vessels	—	8,915	—	4,324
Total revenues	$1,113,859	$1,511,406	$265,431	$494,847

EXPENSES:
Voyage expenses	(49,069)	(275,856)	(15,055)	(90,005)
Charter-in hire expenses	—	(340,926)	—	(166,256)
Voyage expenses – related parties	(15,418)	(13,993)	(3,692)	(3,731)
Vessels’ operating expenses	(269,231)	(258,088)	(70,901)	(63,978)
General and administrative expenses	(12,440)	(18,366)	(3,150)	(3,907)
Management and agency fees – related parties	(46,735)	(56,254)	(13,867)	(12,304)
General and administrative expenses – non-cash component	(7,089)	(5,850)	(1,388)	(1,556)
Amortization of dry-docking and special survey costs	(13,486)	(19,782)	(4,027)	(5,310)
Depreciation	(165,998)	(166,340)	(41,762)	(41,774)
Gain on sale of vessels, net	126,336	112,220	105,086	(971)
Loss on vessels held for sale	—	(2,305)	—	(2,305)
Vessels’ impairment loss	(1,691)	(434)	(1,691)	(205)
Foreign exchange gains	3,208	2,576	2,653	3,860
Operating income	$662,246	$468,008	$217,637	$106,405

OTHER INCOME / (EXPENSES):
Interest income	$5,956	$32,447	$4,863	$6,903
Interest and finance costs	(122,233)	(144,429)	(35,789)	(34,406)
Income from equity method investments	2,296	764	703	75
Other	3,729	6,941	1,430	1,231
Gain on derivative instruments, net	2,698	17,288	5,332	24,467
Total other expenses	$(107,554)	$(86,989)	$(23,461)	$(1,730)
Net Income	$554,692	$381,019	$194,176	$104,675
Earnings allocated to Preferred Stock	(31,068)	(31,068)	(7,767)	(7,767)
Net (income) / loss attributable to the non-controlling interest	263	4,730	263	(322)
Net Income available to common stockholders	$523,887	$354,681	$186,672	$96,586

Earnings per common share, basic and diluted	$4.26	$2.95	$1.53	$0.82
Weighted average number of shares, basic and diluted	122,964,358	120,299,172	121,983,112	118,042,187

16

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2022	As of December 31, 2023
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$718,049	$745,544
Restricted cash	9,768	10,645
Margin deposits	—	13,748
Short-term investments	120,014	17,492
Investment in leaseback vessels, current	—	27,362
Net investment in sales type lease (Vessels), current	—	22,620
Accounts receivable	26,943	50,684
Inventories	28,039	61,266
Due from related parties	3,838	4,119
Fair value of derivatives	25,660	33,310
Insurance claims receivable	5,410	18,458
Vessels held for sale	55,195	40,307
Time-charter assumed	199	405
Accrued charter revenue	10,885	9,752
Prepayments and other	10,622	61,949
Total current assets	$1,014,622	$1,117,661
FIXED ASSETS, NET:
Vessels and advances, net	3,666,861	3,446,797
Total fixed assets, net	$3,666,861	$3,446,797
NON-CURRENT ASSETS:
Equity method investments	$20,971	$552
Investment in leaseback vessels, non-current	—	191,674
Deferred charges, net	55,035	72,801
Finance leases, right-of-use assets (Vessels)	—	39,211
Net investment in sales type lease (Vessels), non-current	—	19,482
Operating leases, right-of-use assets	—	284,398
Accounts receivable, non-current	5,261	5,586
Restricted cash	83,741	69,015
Fair value of derivatives, non-current	37,643	28,639
Accrued charter revenue, non-current	11,627	10,937
Time-charter assumed, non-current	468	269
Total assets	$4,896,229	$5,287,022
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$320,114	$347,027
Finance lease liability	—	2,684
Operating lease liabilities, current portion	—	160,993
Accounts payable	18,155	46,769
Due to related parties	2,332	3,172
Accrued liabilities	51,551	39,521
Unearned revenue	25,227	52,177
Fair value of derivatives	2,255	3,050
Other current liabilities	3,456	7,377
Total current liabilities	$423,090	$662,770
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$2,264,507	$1,999,193
Finance lease liability, net of current portion	—	23,877
Operating lease liabilities, non-current portion	—	114,063
Fair value of derivatives, net of current portion	13,655	11,194
Unearned revenue, net of current portion	34,540	27,352
Other non-current liabilities	—	9,184
Total non-current liabilities	$2,312,702	$2,184,863
COMMITMENTS AND CONTINGENCIES
Temporary equity – Redeemable non-controlling interest in subsidiary	$3,487	$629
STOCKHOLDERS’ EQUITY:
Preferred stock	$—	$—
Common stock	12	13
Treasury stock	(60,095)	(120,095)
Additional paid-in capital	1,423,954	1,435,294
Retained earnings	746,658	1,045,932
Accumulated other comprehensive income	46,421	21,387
Total Costamare Inc. stockholders’ equity	$2,156,950	$2,382,531
Non-controlling interest	—	56,229
Total stockholders’ equity	2,156,950	2,438,760
Total liabilities and stockholders’ equity	$4,896,229	$5,287,022

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Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Voyage revenue	$1,113,859	$1,502,491	$265,431	$490,523
Accrued charter revenue (1)	$(2,631)	$3,293	$(3,413)	$(1,222)
Amortization of time-charter assumed	$198	$(197)	$50	$(56)
Voyage revenue adjusted on a cash basis (2)	$1,111,426	$1,505,587	$262,068	$489,245
Income from investments in leaseback vessels	—	$8,915	—	$4,324

Adjusted Net Income available to common stockholders (3)	$405,274	$249,006	$74,837	$79,981
Weighted Average number of shares	122,964,358	120,299,172	121,983,112	118,042,187
Adjusted Earnings per share (3)	$3.30	$2.07	$0.61	$0.68

Net Income	$554,692	$381,019	$194,176	$104,675
Net Income available to common stockholders	$523,887	$354,681	$186,672	$96,586
Weighted Average number of shares	122,964,358	120,299,172	121,983,112	118,042,187
Earnings per share	$4.26	$2.95	$1.53	$0.82

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the years ended December 31, 2023 and 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year-ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Net Income	$554,692	$381,019	$194,176	$104,675
Earnings allocated to Preferred Stock	(31,068)	(31,068)	(7,767)	(7,767)
Non-Controlling Interest	263	4,730	263	(322)
Net Income available to common stockholders	523,887	354,681	186,672	96,586
Accrued charter revenue	(2,631)	3,293	(3,413)	(1,222)
General and administrative expenses - non-cash component	7,089	5,850	1,388	1,556
Amortization of time-charter assumed	198	(197)	50	(56)
Realized (gain) / loss on Euro/USD forward contracts (1)	2,323	(729)	517	(193)
Vessels’ impairment loss	1,691	434	1,691	205
(Gain) / loss on sale of vessels, net	(126,336)	(112,220)	(105,086)	971
Loss on vessels held for sale	—	2,305	—	2,305
Loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments (1)	—	493	—	—
Non-recurring, non-cash write-off of loan deferred financing costs	3,309	1,484	914	45
Gain on derivative instruments, excluding realized (gain)/loss on derivative instruments (1)	(2,698)	(4,801)	(5,332)	(18,629)
Non-recurring payments for loan cancellation fees	1,032	—	26	—
Other non-cash items	(2,590)	(1,587)	(2,590)	(1,587)
Adjusted Net Income available to common stockholders	$405,274	$249,006	$74,837	$79,981
Adjusted Earnings per Share	$3.30	$2.07	$0.61	$0.68
Weighted average number of shares	122,964,358	120,299,172	121,983,112	118,042,187

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, loss on vessels held for sale, realized (gain) / loss on Euro/USD forward contracts, vessels’ impairment loss, (gain) / loss on sale of vessels, net, loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, gain on derivative instruments, excluding realized (gain)/loss on derivative instruments, non-recurring payments for loan cancellation fees and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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